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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

February 6, 2018

VIA EDGAR
==========
Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Starboard Investment Trust (the "Trust" or the "Registrant"), with respect to Cavalier Adaptive Income Fund, Cavalier Dynamic Growth Fund, Cavalier Fundamental Growth Fund, Cavalier Growth Opportunities Fund (formerly, Cavalier Global Opportunities Fund), Cavalier Hedged High Income Fund, Cavalier Multi Strategist Fund, and Cavalier Tactical Rotation Fund (each a "Fund" and collectively, the "Funds"), File Nos. 333-159484 and 811-22298

Dear Ms. Lithotomos:
This letter is being filed to respond to the comments received from you on January 11, 2018, regarding the Trust's Post-Effective Amendment ("PEA") No. 283 to its registration statement. PEA No. 283 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act") on Form N-1A on December 1, 2017.
Set forth below is a summary of the comments received by the staff (the "Staff") of the U.S. Securities and Exchange Commission and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement, pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
Global Comments
1.	Comment. Please provide supplementally the date that the Advisor Class Shares were renamed Class C Shares.
Response.  As of February 24, 2017, the Advisor Class Shares were renamed Class C Shares.

Securities and Exchange Commission
February 6, 2018

2.	Comment. Please explain why the new Class A Share expenses are estimated (e.g., if there is an expense component that is unique to the new share class).
Response.  The Registrant has deleted the footnote referenced.
3.
Comment.  Please supplementally confirm that any expense limitation is reflected in the expense example for each Fund only for the period during which a Fund is bound by the expense limitation (i.e., only for the first year).

Response.  The Registrant confirms that for each Fund, the expense limitation is reflected in the expense example during the period the expense limitation is contractually in place.  In addition, each Fund has added the following disclosure to its "Example" section:
The example includes the Fund's contractual expense limitation through September 30, 2019.
4.
Comment.  Please confirm supplementally that the Funds will comply with the final liquidity rule. In addition, please confirm that the appropriate disclosures relating to the final liquidity rule are included in the registration statement.

Response.  The Registrant confirms that the Funds will comply with the final liquidity rule in accordance with the compliance deadlines. The Registrant has revised the "Redeeming Shares" section as follows:
Your redemption proceeds normally will be sent to you within 7 days after receipt of your redemption request.  The Funds may delay forwarding a redemption check for recently purchased shares while the Funds determine whether the purchase payment will be honored.  Such delay (which may take up to 15 days from the date of purchase) may be reduced or avoided if the purchase is made by certified check or wire transfer.  In all cases, the NAV next determined after receipt of the request for redemption will be used in processing the redemption request. The Funds expect to pay redemptions from cash, cash equivalents, proceeds from the sale of additional Fund shares, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.
5.
Comment.  As described in the Letter to Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to such fund's intent. Please ensure that the Funds' derivatives risk disclosure is consistent with the ICI Letter.

Response.  The Registrant believes that the Funds' current disclosure is consistent with the guidance provided in the ICI Letter.

Securities and Exchange Commission
February 6, 2018

6.	Comment. Under Portfolio Turnover Risk, please explain supplementally what "interests of the Fund" means.
Response.   The applicable sentence has been revised as follows:
The Advisor will sell securities when it is in the best interest~~s~~ of the Fund and its shareholders to do so without regard to the length of time they have been held.
The Registrant respectfully notes that, as noted in the strategy, the length of time that a Fund has held a particular security is not generally a consideration in investment decisions. Instead, a Fund looks to whether a particular investment would help the Fund achieve its investment objective in a manner that is consistent with its investment strategies, and thus, would be in the best interest of the Fund.
7.
Comment.  For Funds that include "Sector Risk" as a principal investment risk, please include in a Fund's principal investment strategies the sectors that each such Fund invests a significant portion (i.e., more than 25%) of the Fund's assets in. In the alternative, if a Fund does not invest a significant portion of the Fund's assets in a particular sector, please delete "Sector Risk" from the Fund's principal investment risks.

Response.  Because the Funds do not invest a significant portion of their assets in a particular sector, "Sector Risk" has been deleted from each applicable Fund's principal investment risks.
8.
Comment.  For Funds that include "Management Style Risk" as a principal investment risk, please discuss the specific management style used for each Fund and the risks associated with the applicable management style.

Response.  The Registrant has deleted Management Style Risk from each Fund's principal investment risks.
9.	Comment. Please confirm that the unusually high other expenses for some Funds are correct in the applicable Fund's fee table, and supplementally, please explain why they are relatively high.
Response.  The Registrant confirms that the unusually high other expenses in an applicable Fund's fee table are correct as they are drawn from the Fund's annual report. The unusually high other expenses are the result of each such applicable Fund's small asset size relative to service provider minimum fees.

Securities and Exchange Commission
February 6, 2018

Cavalier Adaptive Income Fund
10.
Comment.  Please clarify in the disclosure whether the Fund's investment in mortgage-backed securities includes below investment grade mortgage-backed securities. If so, please disclose that these investments will be limited to 15% of the Fund's net assets.

Response.  In response to this comment, the Fund has added the following disclosure to its "Principal Investment Strategies":
The Fund may invest in mortgage-related high-yield (high risk) instruments rated below investment grade (commonly referred to as "junk bonds") with up to 15% of the Fund's assets. Below investment grade securities are securities that are rated below BBB- by S&P Global Ratings or Baa3 by Moody's Investors Service, Inc. or are comparably rated by another Nationally Recognized Statistical Rating Organization ("NRSRO") or, if unrated, determined by the Advisor to be of comparable quality.
Cavalier Dynamic Growth Fund
11.
Comment.  Please describe (i) what types of options the Fund will buy and sell, (ii) how the Fund will determine whether to buy or sell options, (iii) whether the Fund will take long or short positions in options, and (iv) the Fund's cover and asset segregation policies with respect to options.

Response.  In response to this comment, the Fund has added the following disclosure to its "Principal Investment Strategies":
The Fund may also take long and short positions in options on the Fund's portfolio securities to hedge the Fund's portfolio and in options on the Chicago Board Options Exchange Volatility Index ("VIX") to hedge volatility. The Fund hedges its portfolio by purchasing put options, which seek to hedge against a decline in the value of the Fund's portfolio securities or to enhance returns. By buying a put option, the Fund acquires a right to sell such underlying securities or instruments at the exercise price, thus limiting the Fund's risk of loss through a decline in the market value of the securities or instruments until the put option expires.

The Fund purchases call options on the VIX at a specific strike price while also selling the same number of calls of the same asset and expiration month but at a higher strike price. This strategy is used when a moderate rise in the VIX is expected.

12.	Comment. Please restate the following disclosure in plain English:
The investments of the Portfolio Funds will be comprised primarily of U.S. equities that the portfolio managers believe equate to a broad representation of the market or otherwise represent opportunities of growth.
In addition, the Staff notes that "equate to a broad representation of the market" seems to conflict with "otherwise represent opportunities of growth."
Response.  The Fund has revised the disclosure as follows:
The investments of the Portfolio Funds will be comprised primarily of U.S. equities, international equities, and emerging market equities that the portfolio managers believe represent the performance of the overall equity market ~~or otherwise represent opportunities of growth or value~~.

Securities and Exchange Commission
February 6, 2018

13.	Comment. Under the "Funds of Funds Risk," please change "may" to "will" in the following sentence:
 The Fund may operate as a "funds of funds."
Response.  The Fund confirms that it has made the requested change.
14.
Comment.  The Staff notes that "Other Equity Securities Risk" is included as a principal risk for the Fund. If the Fund invests in other equity securities, please include disclosure in the Fund's "Principal Investment Strategies" or in the alternative, if the Fund does not invest in such securities, please consider deleting the risk.

Response. The Fund confirms that it has deleted the risk.
15.
Comment.  Please confirm supplementally that the Fund does not engage in short selling as a principal strategy. If the Fund does engage in short selling as a principal strategy, please add appropriate risk disclosure.

Response.  The Fund confirms that it does not engage in short selling as a principal strategy.
Cavalier Fundamental Growth Fund
16.	Comment. Please consider revising "Management Style Risk" to state that the proprietary screening system that the portfolio manager uses may fail to perform as expected.
Response.  The Registrant has deleted Management Style Risk from the Fund's principal investment risks.
Cavalier Growth Opportunities Fund
17.
Comment.  Please either change the name of the Fund to remove the word "global" or add disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in at least three countries outside the United States.

Response.  The Cavalier Global Opportunities Fund has changed its name to Cavalier Growth Opportunities Fund.

Securities and Exchange Commission
February 6, 2018

18.	Comment. Please revise the following sentence as commodities and currencies are not considered sectors.
The investments of the Portfolio Funds may track a variety of sectors, including, but not limited to, domestic, international, commodities, and currencies.
Response.  The Fund has revised the disclosure as follows:
~~The investments of the Portfolio Funds may track a variety of sectors, including, but not limited to, domestic, international, commodities, and currencies.~~ The portfolio manager will track a variety of asset categories (including commodities and currencies) ~~and then weight the Portfolio Funds based on market conditions~~.
19.	Comment. Please further discuss how the portfolio manager will weight the Portfolio Funds.
Response.  The Fund has added the following disclosure:
The Fund will weight Portfolio Funds primarily based on positive price momentum with volatility as an additional consideration. The Fund seeks to capitalize on the expected continuance of existing price trends in the market. The historical price and volatility of the funds in the Fund's investment universe are analyzed to attempt to predict how the securities will perform over the next month to select those with the greatest likelihood of increasing in price, while also excluding any securities with high volatility. The portfolio manager will rank approximately 150 Portfolio Funds based on price momentum after excluding those with high volatility and take approximately the top 10 Portfolio Funds and weight them equally.
Cavalier Hedged High Income Fund
20.	Comment. Please specify what "other income producing securities" the Fund will invest in.
Response.  The Fund will not invest in other income producing securities, and thus, has deleted the above disclosure from its principal investment strategies.
21.	Comment. In general, please use plain English in the Fund's principal investment strategies. Specifically, please define "inverse high yield investments" and "negative credit events".
Response.  The Fund has revised the disclosure as follows:
The Fund and Portfolio Funds may occasionally invest in inverse high yield investments to provide a hedge to the portfolio during negative credit events, such as when an increase in the default rates of any of the U.S. high yield sectors occurs or when there is an increase in the high yield bond spread. A high yield bond spread is the percentage difference in current yields of various classes of high-yield bonds compared to investment-grade corporate bonds or another benchmark bond measure. The inverse high yield investments that the Fund and Portfolio Funds may invest in are ETFs that provide inverse exposure to high yield or "junk" bond markets.

Securities and Exchange Commission
February 6, 2018

22.	Comment. Please disclose whether the Fund's investment in junk bonds will be significant.
Response.  The Fund has added the following disclosure to its principal investment strategies:
The Fund will invest a significant amount of its assets in securities that are rated below investment grade at the time of investment.
Cavalier Multi-Strategist Fund
23.	Comment. Please use plain English to define "sector rotation strategy" in the Fund's principal investment strategies.
Response.  The Fund has revised the disclosure in its principal investment strategies as follows:
A portfolio manager will follow a sector rotation strategy, investing in Portfolio Funds ~~focused on various sectors of the U.S. equity and fixed income markets~~ that are invested in all sectors within the S&P 500 Index. The Portfolio Funds will then be overweight in sectors that are expected to outperform and underweight in sectors that are expected to underperform. A Portfolio Fund's investment portfolio is considered to be overweight when it holds proportionally more assets in a particular sector than the S&P 500 Index, and underweight when it holds proportionally fewer assets in a particular sector than the S&P 500 Index.

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If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis